SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 24, 2005

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K two press releases dated May 24, 2005, announcing (i) Dassault Systèmes and IBM’s release of Version 5 Release 15 (V5R15) of their Product Lifecycle Management Portfolio and (ii) the latest version of Dassault’s DELMIA PLM (Product Lifecycle Management) solution for the V5 Manufacturing Desktop.

DELMIA Digital Manufacturing Solution Version 5
Release 15 Extends Dassault Systèmes’
PLM Coverage

Process-centric technologies facilitate rapid deployment and further strengthen the V5 PLM Manufacturing Desktop

Auburn Hills Mich., USA - May 24, 2005 - Dassault Systèmes (Nasdaq: DASTY: Euronext Paris: #13065, DSY.PA), today announced the latest version of its DELMIA PLM (Product Lifecycle Management) solution for the V5 Manufacturing Desktop.

The new DELMIA version is part of Dassault Systèmes’ Version 5, release 15 (V5R15) PLM solutions, also announced today. DELMIA V5R15 delivers key enhancements in process-centric applications to further advance the collaborative workspace environment, thereby breaking down the barriers between the design engineering and manufacturing disciplines. DELMIA V5R15 introduces a common change management mechanism that enables design engineers to alert manufacturing engineers of design changes as well as impact analysis tools that allow manufacturing process planners to determine which parts have been modified and highlight the process plans that are impacted. Manufacturing process planners can proactively evaluate how design changes may impact manufacturing process plans, thereby identifying and eliminating potential errors early in the process for increased quality and efficiency.

Process Planning
DELMIA V5R15 further expands connectivity of the collaborative workspace with a new rapid deployment manufacturing process planning package. This new offering provides an enterprise with a complete “ready-to-go” manufacturing process planning environment that includes a pre-defined database solution, which is uniquely suited for companies in the Consumers Goods, Aerospace and Automotive parts supplier industries. Companies will be able to quickly establish a digital planning environment to collaborate during their process planning and detailing activities, with tools to share and establish libraries for capturing enterprise knowledge, facility layouts, manufacturing concepts, and cost analysis.

Robotics
DELMIA V5R15 delivers new process-centric technologies for robotic applications and off-line programming that will give engineers the competitive advantage needed to rapidly develop and validate their robotic manufacturing processes. DELMIA’s new robotics solutions include the very latest capabilities of today’s industrial robot manufacturers, providing “realistic robotic simulation” tools to “connect” with robot controllers for the purpose of producing the most accurate robotic paths, trajectories, speeds, and cycle time. Additionally, DELMIA V5R15 robotics solutions provide simulation-based reporting capabilities that allow engineers to evaluate product flow and resource utilization statistics for the manufacturing line. This new capability will help planners better determine how to deploy their limited capital resources to achieve the optimal line configuration.

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3D XML
DELMIA V5R15 extends the ability to openly collaborate with the support of Dassault Systèmes’ 3D XML (Extensible Markup Language) format. 3D XML is a universal, lightweight XML-based format that enables users to capture and share live, accurate 3D data quickly and easily. DELMIA users will have the capability to share 3D visualization of product data and 3D models with the non-engineering communities of an enterprise for collaborative reviews, technical publication, and other office communications.

“DELMIA V5R15 continues to be the key enabler for extending the Dassault Systèmes PLM offering with advanced V5 PLM Manufacturing Desktop applications,” said Philippe Charlès, CEO, Delmia Corp. “With the new process-centric and rapid deployment technologies included in this release, we continue to demonstrate to the market that we can deliver the tools necessary for companies to quickly deploy advanced planning applications with powerful tools to streamline processes, improve operations, and ramp-up production faster and with the most efficiency.”

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About DELMIA
DELMIA is a premier brand for digital manufacturing solutions, focused on two unique software applications that can be used to streamline manufacturing processes. DELMIA Automation provides solutions to digitally design test and validate the control of a machine, workcell, or entire factory line and DELMIA PLM provides the process and resource capability to enable continuous creation and validation of manufacturing processes as related to the product throughout the entire product lifecyle. DELMIA serves industries where the optimization of manufacturing processes is critical, including automotive, aerospace, fabrication and assembly, electrical and electronics, consumer goods, plant, and shipbuilding sectors. Information about DELMIA is available at http://www.delmia.com.

About Dassault Systèmes
As world leader in 3D and PLM (Product Lifecycle Management) solutions, the Dassault Systèmes group brings value to more than 80,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes integrated PLM solutions for product development (CATIA®, DELMIA®, ENOVIA®, SMARTEAM®), mainstream 3D design tools (SolidWorks®), and 3D components (Spatial/ACIS®). Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

Delmia Corp. Press Contact
Americas:
Nancy Lesinski
French & Rogers (for Delmia Corp.)
+1 248 641 0044
n.lesinski@french-rogers.com

DELMIA Press Contact United
Kingdom:
Sarah Cockburn-Price
+44 (0)161 789 8108
sarah@cockburn-price.com	Dassault Systemes Press
Contacts:
Frédérique Moureton
+33 1 40 99 68 80
frederique_moureton@ds-fr.com

Emma Rutherford (Financial
Dynamics)
+ 33 1 47 03 68 10
emma.rutherford@fd.com

Derek Lane (Americas)
+1(818) 673-2243
derek_lane@ds-us.com

Dassault Systèmes and IBM Announce Version 5
Release 15 of their Product Lifecycle
Management Portfolio

New version extends the proven power
of the V5 platform with open 3D collaboration

Paris, France – May 24, 2005 – Dassault Systèmes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) and IBM today announced the release of Version 5 Release 15 (V5R15) of their product lifecycle management (PLM) portfolio, comprised of CATIA for collaborative product development, and ENOVIA and SMARTEAM for product data and life cycle management, collaboration, and decision support. Concurrently, Dassault Systèmes announced V5R15 of DELMIA for digital development of factory and production processes.

The new release builds on the strengths of V5R14 by providing unified working environments, or desktops, targeting the specific needs of key user communities such as engineering, manufacturing, and enterprise users. It strengthens its leadership position in coverage of business processes, delivering breakthrough technologies that improve productivity and innovation in all industries.

“Providing a 3D digital view really improves communication with customers,” said Kenji Kozaki, general manager for the Information Technologies Department of Sanyo Machine Works, a provider of industrial automation systems. “When we discuss the design of an assembly line, we are able to get a clear understanding of what the customer wants. This improves collaboration and accelerates design validation.”

Mech-Tool Engineering, a UK supplier to the Offshore Oil Production industry and a recent convert to the V5 toolset, leverages Generative Mechanical Design capabilities and breakthrough Knowledgeware practices. “Although we are still in the early stages, the progress we’ve made is very promising,” said Ron Davison, technical director. “We have already experienced 25:1 productivity gains, and we believe those benefits are sustainable.”

The V5R15 product portfolio brings business value to manufacturers in the following areas:

Accelerated Collaboration with Suppliers – V5R15 accelerates supply chain collaborative processes by facilitating the exchange of engineering package data between OEMs and suppliers of all sizes. This enables faster and more frequent design iterations, while preserving engineering relationships – resulting in “right-first-time” products.

Enhanced Communication with 3DXML – V5R15 leverages the open and extremely lightweight 3DXML format. Using 3DXML, customers can communicate in 3D by easily and rapidly sharing high-quality 3D representations of the virtual product throughout the extended enterprise. V5R15 also introduces a new 3D XML viewer.

Increased PLM ROI for Companies of All Sizes – To facilitate rapid deployment in companies of all sizes, V5R15 strengthens entry-level solutions based on CATIA - SMARTEAM and extends the VPM Navigator, which provides a unified environment for 3D authoring and virtual product management. It also introduces a unique approach for conceptual design within the 3D environment with the new CATIA – 2D Layout for 3D Design application. Furthermore, it enhances the V5 manufacturing desktop, introducing new change management capabilities between engineering and manufacturing, pre-defined databases for manufacturing process planning, and new and enhanced V5 manufacturing applications, such as the DELMIA – Arc Welding solution.

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Enabled PLM Business Processes Across the Enterprise – V5R15 increases business process visibility and agility by orchestrating cross-functional processes across multiple enterprise application domains. The ENOVIA – LCA Enterprise Process Management product, using WebSphere, improves process definition through ready to use templates, monitors process execution through extensive reporting and statistics capabilities, enables informed decision making based on filtered views of enterprise processes and PLM product information, and tracks decisions, enabling re-use of experience in future projects. Among other benefits, enterprise process management significantly reduces cycle times and optimizes resource utilization.

Extended PLM Value with the OPEN V5 Platform – V5R15 continues to deliver on its proven openness framework and to support industry standards by delivering major improvements in quality, performance and scalability, as well as extending AIX 64-bit support. V5R15 also continues the expansion of the V5 software community with more than 50 partners providing more than 320 V5 applications.

“With V5R15, 3D collaboration has no more limits,” Bernard Charlès, president and CEO, Dassault Systèmes. “3DXML extends 3D outside the engineering department and across the extended enterprise, so that anyone in a company can now benefit from the power of 3D. This release leverages the open V5 PLM platform to provide all of the companies in the supply chain with critical competitive advantages in terms of collaboration and process coverage.”

“With V5R15, we are reinforcing our commitment to helping our customers enter a new world of enterprise collaboration and value chain integration,” said Scott Hopkins, general manager, Product Lifecycle Management, IBM. “This open V5R15 platform can help them tackle their time-to-market and innovation challenges and start their journey as On Demand businesses.”

V5R15 Brand Highlights: for detailed V5R15 brand information, visit http://www.3ds.com/V5R15 or http://www.ibm.com/software/plm

CATIA for collaborative product development – CATIA V5R15 accelerates V5 adoption by enhancing PLM relational design practices. It uses the 3D XML format to make it easy to share high-quality 3D representations and expands collaborative engineering between OEMs and suppliers by strengthening capacities for engineering package exchange. It delivers a unique approach in the area of conceptual design and further shrinks the distinction between virtual and real products. It also extends 64-bit support to the entire CATIA V5 portfolio.

ENOVIA for product data and lifecycle management and decision support – V5R15 introduces the LCA Enterprise Process Management product, which leverages standard middleware to orchestrate business processes across multiple enterprise applications. The new release provides unmatched productivity for concurrent development processes with enhanced ENOVIA VPM Navigator. It extends virtual product development across the extended enterprise by delivering significant enhancements to the exchange of engineering packages and to the practices for virtual collocation.

SMARTEAM for product lifecycle collaboration – For V5R15, SMARTEAM delivers key productivity enhancements to its CATIA integration, facilitating concurrent engineering and optimizing design collaboration, and leverages openness to increase process coverage and automation. Its strengthened PLM practices drive knowledge reuse, standards compliance, and innovation for OEMs and suppliers of all sizes in different industries.

DELMIA for digital development of factory and production processes – In V5R15, DELMIA delivers new digital manufacturing solutions for the automotive body in white, robotic arc welding, and off-line programming domains. It delivers improved efficiencies in both the deployment and utilization of the collaborative Manufacturing Hub environment, and breaks down the barriers between product and manufacturing engineering.

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About IBM
IBM is the world’s largest technological company, providing leadership and innovation throughout the world for more than 80 years. IBM is the largest supplier of “hardware”, “software”and Information Technology services, and pioneered the development and implementation of “On-Demand Business” solutions. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com

About Dassault Systèmes
As world leader in 3D and PLM (Product Lifecycle Management) solutions, the Dassault Systèmes group brings value to more than 80,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes integrated PLM solutions for product development (CATIA®, DELMIA®, ENOVIA®, SMARTEAM®), mainstream 3D design tools (SolidWorks®), and 3D components (Spatial/ACIS®). Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

IBM Press Contact: Zohra Dali +33 6 71 92 71 87 zohradali@fr.ibm.com	Dassault Systèmes Press Contacts: Frédérique Moureton +33 1 40 99 68 80 frederique_moureton@ds-fr.com

Seena Peck (Americas) + 212-745-2633 speck@us.ibm.com	Emma Rutherford (Financial Dynamics) + 33 1 47 03 68 10 emma.rutherford@fd.com

Derek Lane (Americas) +1(818) 673-2243 derek_lane@ds-us.com

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: May 24, 2005	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration